EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS
                 (In thousands, except earnings per share data)


                                                           Nine months ended
                                                              September 30
                                                              ------------

                                                          2001            2000
                                                          -----           ----

Net income (loss)                                        $(882)         $(1,179)

Basic earnings per common share                          $(0.07)         $(0.15)

Diluted earnings per common share                        $(0.07)         $(0.15)

Weighted average common shares outstanding               12,999           8,054

Weighted average common shares outstanding
  assuming dilution                                      12,999           8,054